Deloitte LLP 939 Granville Street Vancouver BC V6B 1L3 Canada Tel: 604-669-4466 Fax: 778-374-0496 www.deloitte.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement (File No. 333-255798) on Form F-10 and the Registration Statement (File No. 333-258124) on Form S-8 and to the use of our reports dated March 9, 2022 relating to the consolidated financial statements of First Majestic Silver Corp. (the "Company"), and the effectiveness of the Company's internal control over financial reporting, appearing in this Annual Report on Form 40-F for the year ended December 31, 2021.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

March 30, 2022